Filed Pursuant to Rule 433

Registration Statement No. 333-207931

Free Writing Prospectus

(To the Preliminary Prospectus Supplement dated September 7, 2017 and Prospectus dated September 7, 2017)

September 12, 2017

US$1,250,000,000 5.000% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (“Securities”)

Subject, upon the occurrence of a Capital Trigger Event or a Non-Viability Trigger Event,
to Conversion or possible Write-off,

as more fully described in the Prospectus dated September 7, 2017

Issuer	Westpac Banking Corporation, acting through its New Zealand Branch

Principal Amount	US$1,250,000,000

Expected Issue Ratings*	Baa2(hyb) / BB+ / BBB; (Moody’s / S&P / Fitch)

Issuer Ratings	Aa3 (Stable) / AA- (Negative) / AA- (Stable); (Moody’s / S&P / Fitch)

Legal Format	SEC Registered Global Securities

Trade Date	September 12, 2017

Issue Date

September 21, 2017 (T+7)

Since trades in the secondary market generally settle in two Business Days, purchasers who wish to trade Securities on the date hereof or the next four succeeding Business Days will be required, by virtue of the fact that the Securities initially settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

Term	Perpetual

Reset Date	The Interest Payment Date on September 21, 2027 (the “First Reset Date”) and every 5th anniversary thereafter (each, a “Reset Date”).

Initial Interest Rate	5.000% per year from and including Issue Date to, but excluding, the First Reset Date.

Reset Interest Rate

If all of the Securities have not been redeemed, purchased and cancelled, Written-off or Converted by Westpac by the relevant Reset Date, the interest, if any, scheduled to be paid semi-annually in arrears for the period from, and including, that Reset Date to, but excluding, the next succeeding Reset Date shall be reset to a fixed rate per annum equal to:

•                  the prevailing Mid-Market Swap Rate; plus

•                  the Spread,

(rounded to three decimal places, with 0.0005 rounded upwards).

“Mid-Market Swap Rate” has the meaning given in the Preliminary Prospectus Supplement dated September 7, 2017 (the “Preliminary Prospectus Supplement”)

“Spread” means 2.888% per year, being the difference between the Re-offer Yield on the Trade Date and the Benchmark 10-Year Mid-Swap Rate at the time of pricing on the Trade Date.

Re-offer Price	100.000%

Benchmark Treasury	UST 2.250% due August 15, 2027

Benchmark Treasury Price and Yield	100-25 / 2.162%

Re-offer Spread to Benchmark Treasury	283.8 basis points

Re-offer Yield	5.000%

Benchmark 10-Year Mid-Swap Rate	2.112%

Spread	288.8 basis points

Fees	100 basis points (1.000%)

All-in price	99.000%

Interest Payment Dates

Subject to the Payment Conditions, interest, if any, will be scheduled to be paid semi-annually in arrears on March 21 and September 21 of each year, subject in each case to the Business Day Convention (see below), commencing on March 21, 2018 until but not including the date on which a redemption of the Securities occurs.

Day Count Convention	30/360, unadjusted

Net Proceeds	US$1,237,500,000

Business Day

Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York, or London, United Kingdom, Auckland or Wellington, New Zealand or Sydney, Australia are authorized or obligated by law or executive order to close.

Business Day	Any payment of principal or interest with respect to the Securities scheduled to be made on an Interest Payment Date that is not a Business Day will be made on the

Convention	next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date to the date of payment on the next succeeding Business Day.

Denominations	Minimum of US$2,000 and integral multiples of US$1,000 in excess thereof

Ranking and Status

Fully paid, direct, unsecured and subordinated obligations of Westpac qualifying as Additional Tier 1 Capital of Westpac.

In the event of a Winding-Up of Westpac in Australia, to the extent the Securities have not previously been Converted or Written-off, the Securities would:

(i)             be subordinate to, and rank junior in right of payment to, the obligations of Westpac to Senior Creditors and all such obligations to Senior Creditors shall be entitled to be paid in full before any payment shall be paid on account of any sums payable in respect of the Securities;

(ii)          rank equally with obligations of Westpac to the holders of other Securities that have not been Converted or Written-off (or that have been partially Converted or Written-off), and the obligations of Westpac to holders of Equal Ranking Instruments; and

(iii)       rank prior to, and senior in right of payment to, the obligations of Westpac to holders of Ordinary Shares.

For a description of debts preferred by law, see “Description of the Securities—Ranking” in the Prospectus dated September 7, 2017 (the “Prospectus”).

However, it is unlikely a Winding-Up of Westpac will occur without a Trigger Event having occurred first and the Securities being Converted or Written-off. In that event:

•                  if the Securities have Converted into Ordinary Shares, holders will rank equally with existing holders of Ordinary Shares; and

•                  if the Securities are Written-off, all rights in relation to the Securities will be terminated, and holders will not be paid the Outstanding Principal Amount or receive interest, or have the right to have the Securities Converted into Ordinary Shares. In such an event, a holder’s investment in the Securities will lose all of its value and such holder will not receive any compensation.

Optional Redemption

Redemption is subject to APRA’s prior written approval, which may or may not be given.

Subject to certain conditions set out in the Prospectus and the Preliminary Prospectus Supplement, Westpac will have the right to redeem the Securities, in whole but not in part, on the First Reset Date or any Reset Date thereafter at a redemption price equal to the Outstanding Principal Amount of the Securities to be redeemed, plus any unpaid interest on the Outstanding Principal Amount of the Securities for the period from and including the most recent Interest Payment Date to but excluding the date of redemption, except to the extent that Westpac has determined in its absolute discretion not to pay such interest or Westpac is obliged not to pay such interest because another Payment Condition is not satisfied.

Redemption for Tax or Regulatory Reasons

Redemption is subject to APRA’s prior written approval, which may or may not be given.

Subject to the conditions set out in the Prospectus, if an Adverse Tax Event or Regulatory Event occurs, Westpac will have the right to redeem the Securities in whole, but not in part, at a redemption price equal to the Outstanding Principal Amount of the Securities to be redeemed, plus any unpaid interest on the Outstanding Principal Amount of the Securities for the period from and including the most recent Interest Payment Date to but excluding the date of redemption, except to the extent that Westpac has determined in its absolute discretion not to pay such interest or Westpac is obliged not to pay such interest because another Payment Condition is not satisfied.

Interest Payment Conditions

The payment of any interest on the Securities is subject to

(i)                                  Westpac’s absolute discretion;

(ii)                               the interest payment not resulting in a breach of Westpac’s capital requirements (on a Level 1 basis) or of the Group’s capital requirements (on a Level 2 basis) under the then current Prudential Standards at the time of the interest payment;

(iii)                            the interest payment not resulting in Westpac becoming, or being likely to become, insolvent for the purposes of the Australian Corporations Act; and

(iv)                           APRA not otherwise objecting to the interest payment.

Interest Payments Non-cumulative

Payments of interest on the Securities will be non-cumulative. If all or any part of any interest payment is not paid because of the Payment Conditions or because of any applicable law: (i) Westpac will have no liability to pay the unpaid amount of interest; (ii) neither holders of Securities nor any other person will have a claim (including, without limitation, in a Winding-Up) or entitlement in respect of such non-payment; (iii) such non-payment will not constitute a breach of any conditions in the indenture or the Securities, as described in the Prospectus and Preliminary Prospectus Supplement; (iv) such non-payment will not give any holder of Securities or any other person a right to apply for a Winding-Up, to place Westpac in administration or to seek the appointment of a receiver, receiver and manager, liquidator or provisional liquidator to Westpac or exercise any remedies in respect of the Securities; and (v) such non-payment will not constitute an event of default under the indenture governing the securities (the indenture does not contain any events of default).

Neither holders of Securities nor any other person shall have any rights to receive any additional interest or compensation as a result of such non-payment and any rights of holders of Securities to receive interest on the Outstanding Principal Amount of such Securities shall terminate mandatorily and automatically upon Conversion or Write-Off.

Dividend and Capital Restrictions

For so long as any Securities remain outstanding, if for any reason a payment of interest on the Outstanding Principal Amount of a Security is not paid in full on an Interest Payment Date, Westpac must not, subject to certain restrictions:

(i)                    determine or pay any Dividends; or

(ii)                 undertake any discretionary Buy Back or Capital Reduction,

unless the amount of the unpaid interest payment is paid in full within 20 Business Days of the relevant Interest Payment Date or

(iii)              the Securities have been Converted, Written-off or redeemed;

(iv)             on a subsequent Interest Payment Date, an interest payment for the subsequent interest period is paid in full; or

(v)                a Special Resolution of the holders of the relevant Securities has been passed approving such action,

and, in respect of the actions contemplated by items (iii), (iv) and (v) above, APRA does not otherwise object.

Trigger Events

A Trigger Event means a Capital Trigger Event or a Non-Viability Trigger Event.

A Capital Trigger Event means that Westpac determines, or APRA notifies Westpac in writing that it believes, that a Common Equity Capital Ratio is equal to or less than 5.125%.

A Non-Viability Trigger Event means that APRA notifies Westpac in writing that it believes:

(a)                   Conversion or Write-Off of all or some Securities, or conversion, write-off or write-down of all or some Relevant Securities is necessary because, without it, Westpac would become non-viable; or

(b)                   a public sector injection of capital, or equivalent support, is necessary because, without it, Westpac would become non-viable.

Conversion or Write-off Following a Trigger Event

Upon the occurrence of a Trigger Event, Westpac must Convert (or Write-off, if Conversion does not occur within five ASX Business Days after the Trigger Event Date) all or some Securities (or a percentage of the Outstanding Principal Amount of each Security), as the case may be. On the Conversion Date, Westpac will allot and issue to each holder of Securities the Conversion Number of Ordinary Shares for each Security (subject always to the Conversion Number being no greater than the Maximum Conversion Number).

	Conversion Number for each security	=

Outstanding Principal Amount of
the Security (translated into
Australian Dollars in accordance
with paragraph (b) of the definition
of Outstanding Principal Amount
where the calculation date shall be
the Conversion Date)

0.99 x VWAP

where: “Outstanding Principal Amount” has the meaning given to it in Section 4 under

“Description of the Securities—Additional Provisions Applicable to the Securities” in the Prospectus, as adjusted in accordance with Section 3.13 under “Description of the Securities—Additional Provisions Applicable to the Securities” in the Prospectus.

“VWAP” means the VWAP during the VWAP Period, as adjusted in accordance with Section 3 under “Description of the Securities—Additional Provisions Applicable to the Securities” in the Prospectus.

“Maximum Conversion Number” means a number calculated according to the following formula:

Maximum Conversion Number	=

Outstanding Principal Amount of
the Security (translated into
Australian Dollars in accordance
with paragraph (b) of the definition
of Outstanding Principal Amount
where the calculation date shall be
the ASX Business Day prior to the
Issue Date of the securities)

0.20 x Issue Date VWAP

where:

“Outstanding Principal Amount” has the meaning given to it in Section 4 under “Description of the Securities—Additional Provisions Applicable to the Securities” in the Prospectus, as adjusted in accordance with Section 3.13 under “Description of the Securities—Additional Provisions Applicable to the Securities” in the Prospectus.

“Issue Date VWAP” means the VWAP during the period of 20 ASX Business Days on which trading in Ordinary Shares took place immediately preceding but not including the Issue Date, as adjusted in accordance with Section 3 under “Description of the Securities—Additional Provisions Applicable to the Securities” in the Prospectus.

If any Securities are Converted following a Trigger Event, it is likely that the Maximum Conversion Number will apply and limit the number of Ordinary Shares to be issued. In this case, the value of the Ordinary Shares received may (in the case of a Capital Trigger Event) and is likely to (in the case of a Non-Viability Trigger Event) be significantly less than the Outstanding Principal Amount of those Securities. The Australian dollar may depreciate in value against the US dollar by the time of Conversion. In that case, the Maximum Conversion Number is more likely to apply. Depending on a holder’s circumstances, a holder may receive Ordinary Shares or the proceeds from the sale thereof. See Sections 2.4 and 3.10 under “Description of the Securities—Additional Provisions Applicable to the Securities” in the Prospectus.

If Conversion of the Securities (or a percentage of the Outstanding Principal Amount of the Securities) does not occur for any reason within five ASX Business Days after the Trigger Event Date, the Securities (or a percentage of the Outstanding Principal Amount of the Securities to be Converted) will be Written-off and the holders’ rights in relation to the Securities (including with respect to payments of interest and Outstanding Principal Amount and, upon Conversion, the receipt of Ordinary Shares issued in respect of such Securities) will be immediately and irrevocably written-off and terminated with effect on and from the Trigger Event Date.

Governing Law

The State of New York, without regard to conflict of law principles, except with respect to the Trigger Event, Conversion, Write-Off and subordination provisions, which will be governed by, and construed in accordance with, the laws of the State of New South Wales, Commonwealth of Australia.

CUSIP:	96122UAA2

ISIN:	US96122UAA25

Joint Book-Running Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC UBS Securities LLC

Defined Terms	Capitalized terms not defined in this term sheet have the meaning given in the Prospectus.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, HSBC Securities (USA) Inc. at 1-866-811-8049, J.P. Morgan Securities LLC at 1-212-834-4533 or UBS Securities LLC at 1- 888-827-7275.